October 26, 2006

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Southern National Bancorp of Virginia, Inc.
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-136285

Ladies and Gentlemen:

The undersigned, the underwriter of the proposed public offering of up to 2,000,000 shares of common stock of Southern National Bancorp of Virginia, Inc. (the “Company”), hereby joins the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 10:00 a.m. Eastern Standard Time on October 31, 2006, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated October 10, 2006, through the date hereof:

Preliminary Prospectus dated October 10, 2006

approximately 900 copies to prospective dealers, investors and others.

The undersigned advises that it has complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, FIG Partners, L.L.C.

By:	/s/ Matthew F.X. Veneri
Matthew F.X. Veneri Senior Vice President